Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of COSCIENS Biopharma Inc. for the three months ended March 31, 2026. In this MD&A, “COSCIENS”, the “Company”, “we”, “us” and “our” mean COSCIENS Biopharma Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements (the “interim consolidated financial statements”) and the notes thereto as of March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025. Our unaudited interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). This material, and additional information about the Company, is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.cosciensbio.com.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on, and is dated, May 12, 2026.

About Forward-Looking Statements

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements included in or incorporated by reference into this MD&A, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, and the documents incorporated herein by reference, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to, statements relating to: the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as the capability of such products to address unmet needs within the nutraceuticals market; the Company’s business strategy; the Company’s positioning in its target markets; the Company’s ability to accelerate the scale-up of PGX Technology towards commercial levels; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; our ability to maintain an effective system of internal controls; the ability of the Company to suspend its reporting obligations under applicable U.S. securities laws; and the plans, objectives, future outlook and financial position of the Company in general. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to suspend its U.S. reporting obligations in a timely manner; the ability of the Company to execute on its strategic plans and find new customers and partners in connection therewith; the successful development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the ability to source the raw materials required to develop our oat-based products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers, on our costs and revenues, as well as on the macroeconomic framework in which we operate; the Company’s plans for its PGX Technology; the adequacy of our financial resources to finance operations and expenditure requirements; our ability to seek additional financing to fund our business activities in the future; and the plans, objectives, future outlook and financial position of the Company in general.

1

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others: the Company’s present and future business strategies as described herein may not have the expected or desired results in the short-term or long-term; our revenues and expenses may fluctuate significantly, and we may fail to meet financial expectations; the Company’s ability to continue as a going concern; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates the imposition of duties and tariffs and other trade barriers and retaliatory countermeasures implemented by the U.S. and other governments could have a material adverse effect on our business, financial condition and results of operations; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related validation studies; results from our products under development may not be successful or may not support advancing the product; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to protect and enforce our patent portfolio and intellectual property; our ability to continue to list our common shares on the Toronto Stock Exchange (the “TSX”); the continued trading and liquidity of our common shares on the OTCQB® Venture Market (the “OTC Market”); and our ability to suspend our reporting obligations under, the Securities Exchange Act of 1934 (“Exchange Act”), and to realize any projected cost savings therefrom, as well as any impact on the trading of our common shares as a result thereof.

More detailed information about these and other factors is included under “Risk Factors” in the Annual Report on Form 20-F and in other documents furnished to the U.S. Securities and Exchange Commission (the “SEC”) and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Company Overview

COSCIENS Biopharma Inc. is a holding company, operating through its subsidiaries (collectively, the “Company”). COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”) is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. Ceapro’s primary active ingredient business activities relate to the development and commercialization of natural products for the personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTC Market under the symbol “CSCI.F”.

2

Recent Developments/Updates

Wind-Down of Biopharmaceutical Business

On March 5, 2026, the Company announced the strategic decision to cease funding its German subsidiaries, AEZS Germany, and its wholly owned subsidiary Zentaris IVF GmbH. On March 23, 2026, the German subsidiaries filed an insolvency petition at a German Court to open insolvency proceedings and, effective on March 27, 2026, following the appointment of a preliminary insolvency administrator, the Company ceased to exercise control over the entities. Accordingly, the Company derecognized the assets and liabilities of these entities from its consolidated balance sheet which resulted in a total income from discontinued operations of $10.9 million for the three months ending March 31, 2026, primarily the result of no longer recognizing the liability for employee future benefits resulting from unfunded pension liability associated with the German subsidiaries, which as of March 27, 2026 was $10.6 million. Effective March 27, 2026, the date of the loss of control, the results of the German subsidiaries met the definition of discontinued operations, and the results have been presented as such, including the prior year comparatives being restated.

The discontinued operations operated as a distinct segment and had no impact on the operations of the active ingredients operating segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Plan to Suspend SEC Reporting Obligations

On April 20, 2026 the Company announced that it had filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC in connection with a proposed share reorganization (involving a share consolidation and subsequent share split). Approval of the transaction by regulators and ultimately by Company shareholders would enable the Company to file a Form 15-F with the SEC with the intention of suspending the Company’s public reporting obligations under the Exchange Act, including the Corporation’s obligations to file and submit annual reports on Form 20-F and reports on Form 6-K with the SEC. The Company has now set June 17, 2026 as the date for its annual general and special meeting, at which, among other things, the proposed share reorganization will be considered by Company shareholders. The Company expects to mail shareholders a notice of meeting along with a management proxy circular later this month containing detailed information regarding the meeting and the proposed share reorganization.

For greater certainty, the Company intends to remain listed on the TSX, continue to have its Common Shares posted for trading on the OTC Market, and continue to meet its public reporting obligations as a “reporting issuer” under applicable Canadian securities laws, including by filing its continuous disclosure documents on its profile on SEDAR+ at www.sedarplus.ca.

Active Ingredients Business

The Company’s primary source of business stems from a commercial line of natural active ingredients including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic, medical, and animal health industries through our distribution partners and direct sales. A small portion of current revenues represent veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and other countries in Asia. The Company’s primary marketing strategy is to sell principally through a distribution network instead of selling directly to end-users and as a result sales and marketing expenses are negligible.

Over the last decade, the Company’s development projects in the active ingredients space have focused on its expertise in oats, which have a host of well-documented health care benefits, and on developing new innovative natural health care products or technologies. The Company also continues to explore opportunities for expansion into new product applications and categories, including as discussed below.

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Technology

The active ingredient product technology industry involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable resources for the healthcare and cosmetic industries. These and similar manufactured products are sold primarily through distribution networks.

The Company’s core technologies used to extract and process bio actives include proprietary Ethanol Fractionation Processes (EFP) and Pressurized Gas eXpanded (PGX) Technology. EFP is currently used to produce the Company’s products for the active ingredient business. The Company also has a license for the PGX Technology, which is a patented, unique technology which simultaneously purifies, micronizes, dries, and combines aqueous solutions of biopolymers into fine structured open porous materials with unique morphologies using carbon dioxide (CO2) and food grade ethanol at mild temperatures. PGX has several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In a single step and using green solvents, it has the ability to generate purified, highly porous polymer composites such as aerogels which cannot be made using conventional drying technologies. The moderate PGX processing conditions minimizes any potential degradation. The PGX drying process can also reduce the required carbon footprint, increase product shelf-life and lead to novel high value products including functional foods, nutraceuticals, cosmeceuticals and pharmaceuticals.

In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility in Austria. Construction and technical validation of both facilities is now complete.

The Company is accelerating development and commercialization efforts for its patented PGX Technology. Although these commercialization efforts are still in the early stages, the Company has begun engaging potential industry partners to demonstrate both its ability to produce specialty materials directly and its capacity to provide PGX Technology for integration into its partners’ own production operations.

The Company acknowledges that uncertainty remains regarding the ability of the Company to successfully commercialize PGX Technology, and that it is not yet generating revenue from this platform. Nevertheless, the Company remains firmly committed to advancing its development. The Company continues to engage with potential industry partners and government agencies to support the creation of new PGX applications and to drive the ongoing commercial progression of this unique technology.

AvenActive Clinical Trial

As previously announced, the Phase 2a study evaluating avenanthramides, for potential applications in managing conditions related to inflammation (“AvenActive”), which involved a total of 20 patients and was designed to gather information on safety, pharmacokinetics and initial signs of activity, concluded in Q3 2025. The complete study results were provided to the Company at the end of March 2026.

Exploratory analyses in participants with elevated cardiometabolic risk showed descriptive changes from baseline in inflammatory biomarkers at the 480 mg BID dose; however, due to the exploratory nature of the study, small sample sizes, and variability in responses, the placebo-adjusted differences were found to be not statistically significant, and all findings were considered hypothesis-generating only.

Progression of the program would require additional clinical studies to confirm efficacy signals, as well as further resolution of analytical limitations related to certain avenanthramide components. After evaluating the totality of the available data, anticipated development costs, technical considerations, and strategic priorities, the Company has determined not to advance the AvenActive program into further stages of research or clinical development at this time.

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Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) 1

(in thousands of US dollars, except loss per share)	Three months ended March 31,
	2026	2025
	$	$
Revenues	1,888	1,387
Cost of sales	(1,095)	(1,018)
Gross profit	793	369

Research and development	(176)	(497)
Selling, general and administrative	(1,347)	(2,531)
Loss from continuing operations	(730)	(2,659)

Other income (loss)	547	(15)

Loss before income taxes from continuing operations	(183)	(2,674)

Income tax recovery	-	-
Net loss from continuing operations	(183)	(2,674)
Income (loss) from discontinued operations, net of tax	10,940	(981)
Net income (loss)[2]	10,757	(3,655)

Other comprehensive income (loss): [2]
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	718	(496)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit plans	-	1,110
Comprehensive income (loss) [2]	11,475	(3,041)

Basic and diluted loss per share from continuing operations	(0.06)	(0.85)
Basic income (loss) per share	3.42	(1.16)
Diluted income (loss) per share	2.90	(1.16)

Weighted average number of shares outstanding (basic)	3,140,975	3,144,682
Weighted average number of shares outstanding (diluted)	3,713,817	3,144,682

1 Reflects only continuing operations unless otherwise noted

2 Includes continuing and discontinued operations

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Revenue and cost of sales

The Company derives revenue from active ingredient product sales at a point in time. The following table summarizes our gross margin earned during the periods indicated (excluding discontinued operations):

(in thousands of US dollars, except percentages)	Three months ended March 31,
	2026	2025	Change	Change
	$	$	$	%
Revenues	1,888	1,387	501	36%
Cost of sales	1,095	1,018	77	8%
Gross Margin	793	369	424	115%
Gross Margin %	42%	27%

Our total revenue and cost of sales for our continuing operations for the three-month period ended March 31, 2026, were $1.9 million and $1.1 million respectively as compared to $1.4 million and $1 million, respectively, for the same period in 2025. This represents a gross margin of $0.8 million for the three-month period ended March 31, 2026 as compared to $0.4 million for the same period in 2025. These increases are primarily due to higher sales volumes during the period, as well as production inefficiencies in the prior period.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated (excluding discontinued operations):

(in thousands of US dollars, except percentages)	Three months ended March 31,
	2026	2025	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	63	311	(248)	(80)%
Other programs	10	38	(28)	(74)%
Subtotal	73	349	(276)	(79)%
Employee-related expenses	77	140	(63)	(45)%
Facilities, depreciation, and other expenses	26	8	18	225%
Total	176	497	(321)	(65)%

Our total research & development expenses for our continuing operations for the three-month period ended March 31, 2026, were $0.2 million as compared to $0.5 million for the same period in 2025, a decrease of $0.3 million. This decrease is primarily due to decreased spending on phase 1-2a clinical study on avenanthramides for inflammation-based diseases, as well as reductions in employee-related expenses primarily attributable to the restructuring that took place during the prior period.

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Selling, general and administrative expenses

The following table summarizes our Selling, general and administrative expenses incurred during the period indicated (excluding discontinuing operations):

(in thousands of US dollars, except percentages)	Three months ended March 31,
	2026	2025	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	442	1,016	(574)	(56)%
Insurance	192	284	(92)	(32)%
Professional fees	445	548	(103)	(19)%
Other office & general expenses	268	683	(415)	(61)%
Total selling, general and administrative expenses	1,347	2,531	(1,184)	(47)%

Our total selling, general and administrative expenses for our continuing operations for the three-month period ended March 31, 2026, were $1.3 million as compared to $2.5 million for the same period in 2025, a decrease of $1.2 million. This was primarily attributable to lower salaries & benefits expenses due to a reduction in employee headcount and lower other office & general expenses resulting from cost-saving initiatives undertaken throughout the second half of 2025 that reduced costs such as travel, consulting fees, and office supplies.

Other income (loss)

For the three-month period ended March 31, 2026, our net other income for our continuing operations was $0.5 million as compared to net other loss of $0.1 million for the three-month period ended March 31, 2025, an increase of $0.6 million attributable to the reduction in the fair value of warrant and DSU liabilities.

Net income (loss)

For the three-month period ended March 31, 2026, we reported consolidated net income of $10.8 million or $3.42 basic net income per common share, as compared with a consolidated net loss of $3.7 million, or $1.16 loss per common share for the same period in 2025. The $14.4 million increase in net income is primarily attributable to the increase of $10.9 million on the income from discontinued operations due to the deconsolidation of AEZS Germany and its wholly owned subsidiary Zentaris IVF GmbH as at March 27, 2026 (which, was primarily the result of no longer recognizing the liability for employee future benefits resulting from unfunded pension liability associated with the German subsidiaries, which as of March 27, 2026 was $10.6 million).

For the three-month period ended March 31, 2026, we reported consolidated net loss from continuing operations of $0.2 million or $0.06 net loss per common share as compared to $2.7 million or $0.85 respectively for the same period in 2025. The $2.5 million decrease in net loss is primarily attributable to:

●	a decrease in total operating expenses of $1.5 million from decreases in both research and development and selling, general and administrative expenses as discussed above;
●	an increase in other income of $0.6 million as discussed above; and
●	an increase in gross margin of $0.4 million from increased sales volumes and production efficiencies as discussed above.

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Selected quarterly financial data(1)

	Three months ended
(in thousands of US dollars, except for per share data)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
		$	$	$
Revenues	1,888	1,766	1,483	2,749
Net income (loss)	10,757	(2,183)	(1,819)	(2,701)
Net income (loss) per share (basic) (2)	3.42	(0.69)	(0.57)	(0.85)
Net income (loss) per share (diluted) (2)	2.90	(0.69)	(0.57)	(0.85)

	Three months ended
(in thousands of US dollars, except for per share data)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
		$	$	$
Revenues	1,500	3,322	1,871	2,337
Net loss	(3,655)	(6,731)	(5,755)	(1,422)
Net loss per share (basic) (2)	(1.16)	(2.15)	(1.85)	(0.64)
Net loss per share (diluted) (2)	(1.16)	(2.15)	(1.85)	(0.64)

(1)	Reflects continuing and discontinued operations, other than the revenue figure for March 31, 2026, which reflects only continuing operations.
(2)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

Historical quarterly sales and results primarily fluctuate due to variations in the timing of customer orders of different product mixes, and changes in the optimal use of our capacity to manufacture products.

Consolidated Statements of Financial Position Data

(in thousands of US dollars)	March 31, 2026	December 31, 2025
	$	$
Cash and cash equivalents	5,005	7,307
Trade and other receivables and other assets	3,420	2,886
Inventory	1,099	1,307
Restricted cash equivalents	71	125
Property, equipment and intangible assets	9,246	9,806
Total assets	18,841	21,431
Payables, accrued liabilities and income taxes payable	930	2,005
Current portion of provisions	-	269
Current portion of deferred revenues	-	-
Lease liabilities	2,023	2,149
Warrant and DSU liabilities	569	1,124
Non-financial non-current liabilities (1)	-	12,042
Total liabilities	3,522	17,589
Shareholders’ equity	15,319	3,842
Total liabilities and shareholders’ equity	18,841	21,431

(1)	Comprised mainly of employee future benefits and non-current portion of deferred revenues.

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Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to finance its manufacturing operations, R&D costs, selling, general and administrative expenses and working capital requirements. Historically, the Company has raised capital via public and private equity offerings and issuances as its primary source of liquidity. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated (including continuing and discontinued operations):

(in thousands of US dollars)	Three months ended March 31,
	2026	2025
	$	$
Cash and cash equivalents – Beginning of period	7,307	16,393
Net cash used in operating activities	(2,177)	(1,880)
Net cash used in financing activities	(82)	(200)
Net cash used in investing activities	(23)	(615)
Effect of exchange rate changes on cash & cash equivalents	(20)	60
Cash and cash equivalents – End of period	5,005	13,758

Operating Activities

Cash used by operating activities was $2.2 million for the three-month period ended March 31, 2026, as compared to $1.9 million in the same period in 2025. The increase in operating cash outflows of $0.3 million is attributed primarily to a $2.7 million decrease in net working capital change in operation assets and liabilities offset by a decrease in net loss (excluding non-cash items) of $2.4 million.

Financing activities

Cash used in financing activities for the three-month periods ended March 31, 2026 was $0.1 million as compared to $0.2 million in the same period in 2025. The $0.1 million decrease is related to a decrease in payments of lease liabilities.

Investing activities

Cash used in investing activities was $0.02 million for the three-month period ended March 31, 2026 as compared to $0.6 million in the same period in 2025. The $0.6 million decrease in cash used in investing activities is primarily due to reductions in purchase of property and equipment.

Capital Stock

As of May 11, 2026, we had 3,184,159 common shares issued and outstanding, as well as 43,815 stock options, 27,500 deferred share units and 548,364 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share.

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Discontinued Operations

Effective March 27, 2026, the Company derecognized the assets and liabilities of its German subsidiaries, AEZS Germany and Zentaris IVF GmbH from its consolidated balance sheet which resulted in a total income from discontinued operations of $10.9 million for the three-month period ended March 31, 2026. Effective March 27, 2026, the date of the loss of control, the results of the German subsidiaries met the definition of discontinued operations, and the results have been presented as such, including the prior year comparatives being restated.

The key operating results of discontinued operations for the period through March 31, 2026 are as follows:

	Three months ended March 31,
	2026	2025
	$	$

Revenues	18	113
Cost of sales	(3)	(39)
Gross profit	15	74

Research and development	108	637
Selling, general and administrative	246	395
Total operating expenses	354	1,032
Loss from operations	(339)	(958)

Foreign exchange gain (loss)	7	(25)
Finance costs	(21)	(1)
Other income	-	3
Gain on deconsolidation	11,293	-
Income (loss) from discontinued operations, net of tax	10,940	(981)
Basic income (loss) per share	3.48	(0.31)
Diluted income (loss) per share	2.95	(0.31)

During the three-month period ended March 31, 2026, operating losses incurred by the German subsidiaries were funded by the parent company. Accordingly, the associated cash usage is reflected within the Company’s consolidated cash flow discussion. Subsequent to the loss of control and deconsolidation of the German subsidiaries, the Company will no longer incur operating losses related to these entities, nor will it be required to provide ongoing funding. As such, the deconsolidation is expected to eliminate future cash outflows and earnings volatility associated with the German operations, enhancing the Company’s overall cost structure and financial focus going forward.

Adequacy of financial resources

As of March 31, 2026, the Company had an accumulated deficit of $9.8 million and a net loss from continuing operations of $0.2 million resulting in negative cash flows from operations of $2.2 million for the three-month period ended March 31, 2026. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for at least the next 12 months. We plan to finance our future operations and capital expenditures primarily through product sales and cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and through to 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

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Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the ability of the Company to suspend its reporting obligations under applicable U.S. securities laws and realize cost-savings in connection therewith;
●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth and potential expense associated with any loss of key personnel;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs associated with any potential late receipt or non-receipt of trade and other receivables;
●	the potential costs associated with foreign currency fluctuations or changing interest rates;
●	our ability to expand our customer base and related demand fluctuations;
●	the costs associated with any potential interruption or quality impacts on raw material supplies;
●	the use and effects of tariffs could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate;
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	the terms and timing of any PGX manufacturing or licensing arrangement that we may establish; and
●	the costs associated with commercialization and development of PGX.

Contractual obligations and commitments as of March 31, 2026

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gas eXpanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

Contingencies

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure.

Critical Accounting Estimates and Judgments

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, except for those noted in note 2 of the interim condensed consolidated financial statements for the period ended March 31, 2026.

Financial Risk Factors and Other Financial Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 24 to our audited consolidated financial statements as of December 31, 2025. There have been no significant changes in risks arising from financial instruments during the three-month period ended March 31, 2026.

Related Party Transactions

During the three-month period ended March 31, 2026, other than employment agreements and indemnification agreements with our management, there are no further related party transactions.

Off-Balance Sheet Arrangements

As of March 31, 2026, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

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Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2025 and under the heading “Risks and Uncertainties”, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities at www.sedarplus.ca and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures under Canadian securities legislation

The Interim Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining our disclosure controls and procedures (as such term is defined in Canadian National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) and as so defined, “DC&P”).  Our DC&P are designed to ensure that information required to be disclosed in the reports we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods required and that such information required to be disclosed by us in the reports that we file or submit under applicable securities law is accumulated and communicated to our management, including the Interim Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  There have been no significant changes to our DC&P for the three-month period ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our DC&P.

The foregoing discussion and statements regarding DC&P are based on Canadian securities legislation applicable to the Company’s interim MD&A, namely NI 52-109, and the requirements, standards, meanings and interpretations thereunder, and not those under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including, without limitation, the defined terms contained in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, which may be different, including with respect to terms used identically under both Canadian and U.S. securities legislation and SOX.

Internal Controls over Financial Reporting under Canadian securities legislation

Our management, including the Interim Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Canadian National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and as so defined, “ICFR”). Our ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There have been no significant changes to our ICFR for the three-month period ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our ICFR.

The foregoing discussion and statements regarding ICFR are based on Canadian securities legislation applicable to the Company’s interim MD&A, namely NI 52-109, and the requirements, standards, meanings and interpretations thereunder, and not those under SOX, including, without limitation, the defined terms contained in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, which may be different, including with respect to terms used identically under both Canadian and U.S. securities legislation and SOX.

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